January 31, 2011

U.S. Securities and Exchange Commission
Attn: John Stickel, Attorney Adviser
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Hunt for Travel, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed January 7, 2011 File No. 333-169802

Dear Mr. Stickel,

We represent Hunt for Travel, Inc., (the “Company,” “we,” “us,” or “our”). By letter dated January 19, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on January 7, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Description of Business, page 9

1.	We note your disclosure on page 9 that you are seeking a media consultant. Please revise your disclosure to provide an estimate of the cost of hiring a media consultant.

Answer: The Company has added disclosure estimating the cost of the media consultant services.

2.
We note your response to our prior comment 3 and reissue in part.  Please revise to clarify when you will complete your website and begin publishing your online newsletter.  We note your disclosure on page 20 that you hope to have your website and online newsletter operational within 60 days, but you do not state whether you are counting days from the completion of the offering, the effectiveness of the registration statement, the date you hire a media consultant, or some other date.  In this regard, we note your disclosure on page 10 that the completion of your website and online newsletter is tied with the rest of the social media marketing and you are “looking for a roll out in the first quarter of 2011.”

Answer: The Company has added disclosure reflecting the operation of the website and online newsletter beginning approximately 60 days from effectiveness of the registration statement.

3.
Please revise your disclosure in the last sentence in the first paragraph on page 10 that you are talking with tour operators “to see who has the offerings appropriate for [your] clientele” to clarify that you currently have only one client.

Answer: The Company has clarified the disclosure to indicate it currently has 4 clients.

4.
We note your disclosure on page 10 that you expect to have a much better idea of the full commission scale in the second quarter of 2011.  Please revise to clarify as to whether you plan to begin charging 8%-10% commissions in the second quarter of 2011 or whether you will still be charging “minimal commissions.”  To the extent that you will not begin charging 8%-10% commissions in the second quarter of 2011, please disclose when you intend to begin charging 8%-10% commissions of the total package prices.  In addition, to the extent practicable, please provide an estimate of these “minimal commissions.”

Answer: The Company has added specific disclosure of its planned commission charges.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin